                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. )*



                     RADA ELECTRONIC INDUSTRIES LIMITED
                  ----------------------------------------
                                (Name of Issuer)

                Ordinary Shares, Par Value NIS .002 Per Share
                ---------------------------------------------
                         (Title of Class of Securities)


                                   750115305
                   ----------------------------------------
                                 (CUSIP Number)


                                Robert T. Burke
                             Mandel, Buder & Verges
                               101 Vallejo Street
                            San Francisco, CA  94111
                                 (415) 781-4400

 (Name, Address and Telephone Number Persons Authorized to Receive Notices and
                                Communications)

                                May 29, 1998
           --------------------------------------------------------
           (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2 (e)                                                  [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            540,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             540,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      540,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.63%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 750115305                                         Page 3 of 8 Pages


ITEM 1:  SECURITY AND ISSUER
-------  -------------------

1. Class of Securities: Ordinary Shares, par value NIS.002 per share (the "Ordinary Shares")

2.  Issuer:  Rada Electronic Industries Limited ("Rada")

3.  Principal Address:  Medinat Hayehudim 12, Herzliya-Pituach, Israel, 46120


ITEM 2:  IDENTITY AND BACKGROUND
-------  ------------------------


     (a)  REPORTING PERSON:  Howard P.L. Yeung ("Yeung")

     (b) Business Address: 2202 Kodak House II, 39 Healthy Street, East, North Point, Hong Kong

     (c)  Principal Business: Investor

     (d) Criminal Convictions (excluding traffic violations or similar misdemeanors): None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or place of organization:  Hong Kong

          *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *

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CUSIP No. 750115305                                         Page 4 of 8 Pages



ITEM 3:   SOURCE AND AMOUNT OF FUNDS
------------------------------------

If the warrants contained in the Stock Purchase Warrants discussed in Item 5(a) below (the "Warrants") are exercised in full, the source of the purchase price for the securities of Rada, in the aggregate amount of $1,170,000, would be personal funds of Yeung.

ITEM 4:  PURPOSE OF TRANSACTION
-------------------------------

The Ordinary Shares of Rada to be purchased by Yeung if Yeung decides to exercise the Warrants will be acquired for investment purposes. Subject to applicable legal requirements and the factors referred to below, Yeung may purchase Ordinary Shares pursuant to the Warrants, purchase shares in the open market or in privately regulated transactions or dispose of any or all shares he may then hold. Factors that may be considered by Yeung include
Rada's financial condition, business and prospects, other developments concerning Rada, price levels of the Ordinary Shares, other opportunities available to Yeung, and general political, economic and financial market conditions in the United States, Hong Kong or Israel.
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CUSIP No. 750115305                                         Page 5 of 8 Pages

The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) On May 29, 1998 (i) Rada entered into a warrant agreement, entitled Stock Purchase Warrant, pursuant to which Yeung has been granted Warrants to purchase, during the two year period following the advance of the "First Loan" referred to in the Loan Agreement described in
          Item 6, 120,000 Ordinary Shares at a purchase price of $1.50 per Share, 120,000 Ordinary Shares at a purchase price of $2.00 per Share, and 120,000 Ordinary Shares at a purchase price of $2.50 per Share (the "First Stock Purchase Warrant"); and (ii) Rada undertook to enter into a warrant agreement, entitled Stock Purchase Warrant, pursuant to which Yeung would be granted Warrants to purchase, during the two year period following Yeung's giving notice that he is prepared to make the "Second Loan" referred to in the Loan Agreement described in Item 6,180,000 Ordinary Shares at a purchase price of $2.50 per Share (the "Second Stock Purchase Warrant"; the First Stock Purchase Warrant and the Second Stock Purchase Warrant being together referred to herein as the "Stock Purchase Warrants"). If the Warrants are exercised in full, the 540,000 Ordinary Shares issued to Yeung would represent 3.63% of the total number of Ordinary Shares of Rada outstanding as of the date hereof (i.e.,14,864,921), which number includes the 540,000 Ordinary Shares that would be issued upon exercise of the Warrants.

          Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"), and, as of the date hereof, Horsham owns 2,115,715 Ordinary Shares of Rada (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, then Yeung would, upon exercise of the Warrants in full, be the beneficial owner of 2,655,715 Ordinary Shares. Such 2,655,715 Ordinary Shares would represent 17.87% of the total number of Ordinary Shares of Rada outstanding as of the date hereof (including the 540,000 Ordinary Shares that would be issued upon exercise of the Warrants). The filing of this statement shall not be construed as an admission that Yeung is the beneficial owner of the Horsham-Rada Shares.

     (b) Except as set forth in Item 5(a) above, no transactions in the class of securities reported on were effected during the past sixty days by the Reporting Person.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Ownership below 5%:  Not applicable

ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

     None, except as set forth in Item 5(a) above and that certain Loan Agreement dated May 29, 1998 between Yeung and Rada, as amended by that certain Variation of Loan Agreement dated May 29, 1998 (the "Loan Agreement"), pursuant to which (i) Yeung has agreed to lend Rada the principal amount of $2,000,000 (the "First Loan") upon the terms and conditions contained in the Loan Agreement; and (ii) Yeung may lend Rada the principal amount of $1,000,000 (the "Second Loan") upon the terms and conditions contained in the Loan Agreement, provided Yeung determines in his absolute discretion that he is prepared to advance the Second Loan. The First Loan and the Second Loan will bear interest at 11% per annum.
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CUSIP No. 750115305                                         Page 6 of 8 Pages

ITEM 7:  EXHIBITS
-----------------


     1. Stock Purchase Warrant by and between Rada and Yeung (concerning 360,000 of the Ordinary Shares).

     2. Form of Stock Purchase Warrant by and between Rada and Yeung (concerning 180,000 of the Ordinary Shares).

     3. Loan Agreement, dated May 29, 1998, by and between Rada and Yeung, and Variation of Loan Agreement dated May 29, 1998, by and between Rada and Yeung.


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CUSIP No. 750115305                                         Page 7 of 8 Pages

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Howard P.L. Yeung
_____________________________________
By: Howard P.L. Yeung

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CUSIP No. 750115305                                         Page 8 of 8 Pages

                                 EXHIBIT INDEX

Exhibits
--------
Exhibit 1           Stock Purchase Warrant

Exhibit 2           Form of Stock Purchase Warrant

Exhibit 3           Loan Agreement and Variation of Loan Agreement